                                                          SEC File Number 0-7607
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q
                                 [ ]Form N-SAR

                 For Period Ended: Fiscal Year Ended October 31, 1997
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

                         FAIR GROUNDS CORPORATION
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Full Name of Registrant


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Former Name if Applicable

                         1751 GENTILLY BOULEVARD
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Address of Principal Executive Office (STREET AND NUMBER)

                         NEW ORLEANS, LOUISIANA 70159
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]    (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Registrant is still in the process of gathering the information necessary for full and complete disclosure concerning the complex litigation arising out of the December 1993 fire at the Fair Grounds Race Course. Such information is necessary to complete both the notes to the financial statements and the information required by Item 3 of Form 10-K.

The impact of issues arising out of such litigation on the reporting of shareholders' equity and results of operations is material to a fair presentation of the financial condition of the Registrant and to the understanding of such financial condition by the Registrant's shareholders, lenders, customers, vendors, employees and other constituencies. Management cannot properly report such impact until such issues are resolved and information is complete.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             GORDON ROBERTSON,
         CHIEF FINANCIAL OFFICER            504                 944-5515
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


The Registrant anticipates that its statement of operations for the fiscal year ended October 31, 1997 will reflect a significant change from the reported results of operations for the fiscal year which ended October 31, 1996. The Registrant expects to report (i) total operating revenues of approximately $31 million for the 1997 fiscal year, compared to $27.5 million for 1996; (ii) net income (before income taxes, extraordinary item and cumulative effect of change in accounting principles) of approximately $1.8 million for the 1997 fiscal year, compared to net income (before income taxes and cumulative effect of change in accounting principles) of approximately $1.1 million for the 1996 fiscal year; and (iii) an extraordinary gain during fiscal 1997 of $9 million, consisting of certain settlement proceeds from fire-related litigation.


                            FAIR GROUNDS CORPORATION
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date January 30, 1998                By /s/ GORDON M. ROBERTSON
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                                        Gordon M. Robertson
                                        Vice President and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).